OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

June 28, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE

Washington, DC 20549

Re:     Initial Registration Statement on Form N-1A
      Oppenheimer Senior Floating Rate Fund
      (SEC File Nos. 333-166297; 811-09373)

Dear Ms. Lithotomos:

We have reviewed your comments on the initial registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Senior Floating Rate Fund (the “Fund”) filed with the Commission on April 26, 2010. For your convenience, we have included each of your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in its initial Registration Statement and defined terms have the meanings defined therein.

Prospectus

General and Summary Prospectus

1. You noted that the initial filing did not include the performance and expenses numbers.

All of the numbers have been included in the updated filing sent on June 25, 2010.

2. You questioned if the portfolio turnover was 51% or 100%.

The portfolio turnover for the Fund for its last fiscal year end was 51%. That information has been included in the section entitled “Portfolio Turnover” on page 4 of the Prospectus.

3. You asked whether it was anticipated that the portfolio turnover rate would increase when the Fund changed from a closed-end fund to an open-end fund. If an increase is expected, you requested we add disclosure on that expected change.

OppenheimerFunds, Inc. (“OFI”), the investment adviser for the Fund, does not anticipate that the portfolio turnover rate will change as a result of operating as an open-end fund. Accordingly, no additional disclosure has been added on that point.

4. You asked us to add a definition of Senior Loans.

That disclosure has been included in the first paragraph of the section titled “Principal Investment Strategies.”

5. You asked us to add the words “junk bonds” when discussing below investment grade securities.

That disclosure has been included in the section titled “Principal Investment Strategies” in the third paragraph.

6. You asked us to include additional explanation on when senior loans are considered liquid. You questioned if senior loans that were purchased through private transactions could be considered liquid.

Most senior loans are purchased through private transactions. However, many of them still have active trading markets and can be sold at their current price in very short order. OFI has added additional disclosure on this point on pages 6 and 7 in the section titled “Special Risks of Senior Loans.”

7. You asked us to add additional disclosure regarding what recourse the Fund may have when purchasing an original loan versus a participation interest in a loan.

Disclosure regarding these points has been added in a new section titled “Recourse” on page 17 of the Prospectus.

8. You asked that we add disclosure regarding credit risks of senior loans.

This disclosure was included in the section titled “the Fund’s Principal Investment Strategies and Risks” under the sub-heading “Senior Loans and Other Debt Instruments – Credit Risk.” Please let us know if you think anything needs to be added to that section. If not, we believe that it discloses the credit risks of senior loans.

9. You asked us to add additional disclosure regarding senior loans’ general priority on assets, as well as whether the senior loans held by the fund will always be collateralized.

We have added additional disclosure in the definition of senior loans that outlines the general priority on assets that senior loans generally have over other borrowers. This disclosure regarding the general priority is on page 7. The Fund is permitted to invest up to 10% of its assets in uncollateralized senior loans. Disclosure on this point is included in the second paragraph of the section entitled “Principal Investment Strategies” on page 5 and the risks associated with uncollateralized loans is included on page 8.

10. You asked us to add disclosure regarding the risks associated with borrowing .

This disclosure has been added in the section entitled “Main Risks of Borrowing and Leverage” on page 9.

11. You asked us to review the concentration of the fund in financial services and, if appropriate, includes risk disclosure on that point.

This disclosure has been added in the section entitled “Main Risks of Concentration in Financial Services” on page 10.

12. You asked us to send a courtesy copy of the financial statements to Kevin Rupert.

That information was sent on June 23, 2010.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to Nancy S. Vann at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Tel: (212) 323-5089

Fax: (212) 321-4071

nvann@oppenheimerfunds.com

Sincerely,

/s/ Kathleen T. Ives

Kathleen T. Ives

Senior Vice President & Deputy General Counsel
OppenheimerFunds, Inc.

cc:     K&L Gates LLP

         Gloria LaFond

         Taylor Edwards, Esq.
         Nancy Vann, Esq.